WilmerHale

August 4, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.
John A. Burgess
+1 617 526 6418 (t)
+1 617 526 5000 (f)
john.burgess@wilmerhale.com

Re:	SS&C Technologies, Inc.
Amended Registration Statement on Form S-4
Filed July 26, 2006
File No. 333-135139

Ladies and Gentlemen:
     On behalf of SS&C Technologies, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement referenced above (the “Amendment”).
     The Amendment is being filed in response to comments contained in the letter dated August 2, 2006 (the “Letter”) from Mark P. Shuman, Esq. of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to William C. Stone of the Company. The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by representatives of the Company.
Form S-4
1.	We refer you to your response to prior comment 13. More specifically, we note that you advise that WilmerHale “can opine as to the binding obligations of the Connecticut and New Jersey guarantors without addressing matters of Connecticut or New Jersey law because the indenture and related guarantees...are to be governed in accordance with the law of the State of New York, without giving effect to the applicable principles of conflicts of laws of another jurisdiction would be required thereby.” Please advise of WilmerHale’s factual and legal basis for its assertion that it may opine on the enforceability of the Senior Subordinated Notes without addressing or relying on opinion of other counsel as to their enforceability pursuant to New Jersey and Connecticut law. What is the basis of WilmerHale’s belief that the issue of whether the obligations of a Connecticut company and a New Jersey company are valid and binding matters of New York law, except for issues relating to due organization of the entity and authorization of
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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the agreement? For example, explain why the choice of law provision precludes the application of Connecticut and New Jersey law as it applies to the enforceability of the Senior Subordinated Notes and explain how the choice of law provision distinguishes between issues that will be resolved by the application of New York law and the issues that will be resolved by the application of Connecticut law and New Jersey law, if any. Further, we note that in Exhibits 5.2 and 5.3 counsel appears to contemplate the potential applicability of Connecticut and New Jersey law to the issue of the enforceability of the Notes. For example, section (f) of Exhibit 5.3 contains a customary carve-out of New Jersey law that may impact the enforceability of the Senior Subordinated Notes.
Response:	We refer to our opinion dated July 21, 2006, with respect to the enforceability of the Indenture and Exchange Guarantees. You have asked us to provide you with a factual legal basis for our belief that we may opine on the enforceability of such documents without addressing or relying on an opinion of other counsel as to their enforceability pursuant to the laws of other jurisdictions. In that regard, we note the following:
•	New York statutory law, General Obligation Law § 5-1401, permits the designation of New York law as governing the rights and duties of the parties to an agreement “whether or not such contract...bears a reasonable relation to this state” in the case of any commercial contract involving an amount in excess of $250,000. We rendered our opinion as an expert under New York law with respect to institutions governed under New York law. Counsel engaged with respect to Connecticut and New Jersey law are not engaged as experts in New York law, and would not be in a position to render an opinion with respect to enforceability under New York law.

•	This is an appropriate allocation of responsibilities under applicable professional standards. We respectfully submit it is neither customary nor required under these circumstances to seek a separate opinion from counsel of the jurisdiction of incorporation. For example, we would note that under the usage sanctioned with respect to “third party closing opinions” by the Tri-Bar Opinion Committee, as published in Business Lawyer, Volume 53 #2, at Section 4.5, a customary enforceability opinion “... does not address whether the courts outside the chosen-law jurisdiction will give effect to the chosen-law provision.”

•	We would further note that the official commentary to the Restatement of the Law Second, Conflict of Laws states that “A prime objective of both choice of law and contract laws is to protect the justified expectations of the parties. Subject only to rare exceptions, the parties will expect on entering a contact that the provisions of the contract will be binding upon them...Usury

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is a field where this policy of validation is particularly apparent...” This validation rationale is derived from the 1927 Supreme Court decision Seeman v. Philadelphia Warehouse Co., 274 U.S. 403 (1927), holding that a provision in a contract for the payment of interest will be validated if it is permitted by the law of the place of contracting, the place of performance, or any other place with which the contract has any “substantial connection.”
2.	We direct your attention to section (b) of Exhibit 5.2. Subsections (ii) and (iv) appear to be overly broad carve-outs that require revision. For example, counsel assumes, without any independent investigation, that the execution, delivery and performance of the Notes Documents do not and will not conflict with or violate and not cause or result in a violation or breach of any law, statute, regulation or rule of any kind by which such party is bound or to which it is subject. Although we will not object to this assumption, if it is limited to entities other than Open Information Systems, with respect to that company, the assumption appears to effectively assume factual and legal matters that should be evaluated to render the legal conclusion. Subsection (iv) also appears to assume factual and legal matters that require evaluation to render the legal conclusion that the opinion should address. Please revise or advise.
Response:	Day, Berry & Howard LLP has revised Exhibit 5.2 in response to the Staff’s comment.
     The Company respectfully requests the Staff’s prompt review of the Amendment. Please telephone the undersigned (617-526-6418) with any questions concerning this filing.
Best regards,
/s/ John A. Burgess
John A. Burgess